ABITIBIBOWATER INC.
1155 Metcalfe Street, Suite 800
Montreal, Quebec
Canada H3B 5H2
(514) 875-2160

October 27, 2009

By EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attention:       Mr. John Reynolds, Assistant Director

                         Division of Corporation Finance

                   RE:        AbitibiBowater Inc.

                                       Form 10-K

                                       Filed:  April 30, 2009

                                       File No. 001-33776

Dear Mr. Reynolds:

On behalf of AbitibiBowater Inc., a Delaware corporation (the "Company"), I am transmitting herewith for filing the Company's response to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") contained in its comment letter to Mr. David J. Paterson, President, dated October 13, 2009.

Set forth below is the Company's response.  For convenience of reference, the Staff comment is reprinted in italics, and is followed by the response of the Company.

Exhibits to Form 10-K

1.         As previously requested in our letter of September 17, 2009, please file exhibits 10.29, 10.30, 10.36, 10.37, 10.49, and 10.56 in their entirety as required by Item 601(b)(10) of Regulation S-K.

Response

            In response to the Staff's comment, the Company will re-file Exhibits 10.29, 10.30, 10.36, 10.37, 10.49 and 10.56 to its Form 10-K for the year ended December 31, 2008, each with all schedules, attachments and exhibits relating to such agreements, to the extent such schedules and/or attachments are not otherwise previously or contemporaneously filed with the Commission.  The Company will file such exhibits, together with the other exhibits that were the subject of the Commission's September 17, 2009 comment letter, under cover of Form 8-K as soon as practicable.

Securities and Exchange Commission

October 1, 2009

*         *          *

In connection with the Company's response to the comments to the Staff set forth herein, the Company acknowledges the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                Please direct any further questions or comments you may have regarding this filing to the undersigned at (514) 394-2296.

Sincerely,

/s/ Jacques P. Vachon

Jacques P. Vachon

Senior Vice President, Corporate Affairs and

Chief Legal Officer